October 27, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Terence O’Brien

Re:	Cure Pharmaceutical Holding Corp Form 10-K for Fiscal Year Ended December 31, 2016, Filed April 17, 2017 Form 10-Q as of June 30, 2017, Filed on August 14, 2017 File No. 333-204857

Dear Mr. O’Brien:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated October 12, 2017 (the “Comment Letter”) relating to the above-referenced filings made by Cure Pharmaceutical Holding Corp. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K for the fiscal year ended December 31, 2016

Liquidity and Capital Resources, page 11

1. In accordance with Financial Reporting Codification 607.02, your discussion of liquidity should provide prominent disclosure of the facts and circumstances that led to your accountant´s report containing substantial doubt about your ability to continue as a going concern, and you should disclose management´s viable plans to overcome this uncertainty. Your current disclosures do not appear to provide a detailed picture of your expenditure and cash needs along with constraints over the next 12 months and management’s plans to alleviate such constraints. As such, please expand your discussion to include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing. If your monthly cash outflows are expected to be consistent, you may wish to present the detail of those monthly outflows in tabular form for the ease of your readers. Otherwise, your cash outflows should be described and quantified in narrative form. You should also describe in more detail your expected sources of cash to meet these demands

Securities and Exchange Commission

The Company proposes to include the following addition disclosure in its periodic filings:

Historically, the Company has had operating losses and negative cash flows from operations which cast significant doubt upon the Company’s ability to continue as a going concern. The Company will need to raise capital in order to fund its operations. This need may be adversely impacted by uncertain market conditions and changes in the regulatory environment. To address its financing requirements, the Company intends to seek financing through debt and equity issuances to existing stockholders.

Specifically, management has identified that a minimum of $4,000,000 of capital is needed over the next 12 months in order sustain operations. These capital needs take into account, among other things, management's plans to advance intellectual property, maintenance of patents, upgrades for manufacturing and to hire personnel for business development. Management has outlined a plan to raise $10,000,000 in capital over the next 12 months through the issuance of shares of the Company's common stock to accredited investors. Management believes that the capital raised through these methods will be sufficient to sustain operations for the next 12 months. However, the outcome of these matters cannot be predicted with certainty at this time.

Form 10-Q as of June 30, 2017

2. Please amend your filing to affirmatively conclude on whether your disclosure controls and procedures were effective as of June 30, 2017. See Item 4 of the Form 10-Q instructions and Item 307 of Regulation S-K. Note Item 4 of the Form 10-Q does not require the disclosures in Items 308(a) and (b) of Regulation S-K.

The Company proposes to include the following addition disclosure in its periodic filings:

Management, with the participation of the Company’s Principal Executive Officer and Principal Financial Officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures(as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2017, the end of the period covered by this Quarterly Report on Form 10-Q (the “Evaluation Date”). Based upon that evaluation, the Company’s Principal Executive Officer and Principal Financial Officer have concluded that as of the Evaluation Date, the Company’s disclosure controls are not effective as a result of the identified material weakness described herein.

The Company respectfully requests that it include the additional disclosures identified above with its Form 10-Q for the period ended September 30, 2017. Please call the undersigned at 212-658-0458 if you have any further questions regarding our responses.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara

Cc: Robert Davidson
Mark Udell